Filed by QCR Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Federal Bancshares, Inc.

Commission File Number: 000-23325

For internal use only.

Guaranty Bank Acquisition | Frequently Asked Questions

This document is designed to answer questions employees may have about QCR Holdings’ (QCRH) acquisition of Guaranty Federal Bancshares (GFED).

About the Acquisition

Q: What’s happening to our bank?

A: On Nov. 9, 2021, QCR Holdings and Guaranty Federal Bancshares announced that Guaranty Bank will be acquired by QCR Holdings and merged into their local charter, SFC Bank, subject to the satisfaction or waiver of customary closing conditions including regulatory approvals and GFED stockholder approval.

Q: Who is QCR Holdings?

A: QCR Holdings, Inc., headquartered in Moline, Illinois, is a relationship-driven, multi-bank holding company serving the Quad Cities, Cedar Rapids, Cedar Valley, Des Moines/Ankeny and Springfield communities through its wholly-owned subsidiary banks. The banks provide full-service commercial and consumer banking and trust and wealth management services.

Additionally, Quad City Bank & Trust Company offers equipment financing to businesses through its wholly-owned subsidiary, m2 Equipment Finance, LLC, based in Milwaukee, Wisconsin, and also provides correspondent banking services.

QCRH has a total of 24 locations in Iowa, Missouri, Wisconsin and Illinois. As of September 30, 2021, the Company had approximately $6.0 billion in assets, $4.6 billion in loans and $4.9 billion in deposits. For additional information, please visit the Company’s website at www.qcrh.com.

Q: Why did QCRH decide to purchase Guaranty Bank?

A: QCRH has been successful in the region and was searching for ways to grow more quickly. With any acquisition, it’s important that the bank aligns with the QCRH culture and a focus on client service. Guaranty Bank is a good fit in these areas.

Q: Why is GFED/Guaranty Bank selling to QCRH/SFC Bank?

A: Guaranty Bank has looked at strategic options from time to time and within the past year we determined that it would be advisable to formally discuss opportunities with a third party. As a result, the Board of Directors of Guaranty Federal Bancshares believes a sale of Guaranty Bank to QCRH represents the best long-term alternative for shareholders, customers and employees. Guaranty Bank and SFC Bank are both well-respected in the Springfield and Joplin areas. Both management teams believe that the combination of two strong organizations with similar cultures, will deliver significant value for both Guaranty and SFC Bank customers and shareholders, and will better serve the community.

Q: When do we expect this merger to close?

A: Pending all regulatory approvals and GFED stockholder approval, we expect this deal to close in the first or second quarter of 2022.

Q: What shareholder approvals are required?

A: The sale requires the approval of the shareholders of Guaranty Federal Bancshares, Inc. (GFED).

Q: Why are we keeping the Guaranty Bank name and logo?

A: During the due diligence process, market research was conducted to measure name and brand recognition in the Springfield and Joplin communities. Based on those results, QCRH decided to keep Guaranty Bank’s name and logo. The goal is to pick the name best suited to create the best bank in Southwest Missouri. This will benefit our growth especially in the Joplin market where QCRH does not currently have any locations.

Q: Who will be on the leadership team for the new combined bank?

A: SFC Bank President and CEO Monte McNew will serve as CEO of the new combined bank, while Guaranty Bank President and CEO, Shaun Burke, will serve as President. Further decisions about employees have not been made at this time.

Q: Will Guaranty Bank’s management team change?

A: Details of management and staffing are underway. As more information becomes available, we will make every effort to keep you updated on developments and our progress throughout the process.

Q: What will happen to our 16 bank locations?

A: Details on the future of our existing 16 branch locations have yet to be decided.

Integration Planning

Q: When does integration planning begin?

A: Right away. An M&A team has already been assembled and has started early integration planning. We expect to be in full swing as soon as possible.

Q: How will changes and updates be communicated?

A: We are committed to providing regular updates to employees about the acquisition. Please watch your email for a weekly newsletter from QCRH Corporate Communications coming soon.

Q: Why weren’t employees made aware of a potential sale?

A: Guaranty Bank/GFED and QCRH are publicly traded companies. Therefore, to comply with securities regulations, any potential sale and merger discussions are confidential until finalized and can be made public to all shareholders at once.

Q: Is there a place for me to submit questions or ideas related to the acquisition?

A: Yes. Please talk with your manager or HR Director Melissa Lloyd about any questions or ideas you may have.

Our People

Q: How will the acquisition affect Guaranty Bank employees?

A: There will be no immediate changes in your day-to-day operations. However, there will be eventual changes to the organization. We are committed to sharing updates promptly and treat people fairly in the process.

Q: How will my benefits be impacted?

A: Changes to benefits are not immediate. The benefits offered through QCRH are similar to current offerings. Each plan is being evaluated. Decisions will be made about any benefit changes and the timing of those prior to the close date in the first quarter or second quarter of 2022.

Guaranty employees will retain their original hire dates for purposes of 401K vesting and Personal Time Off (PTO) benefits.

Our Clients

Q: How will our clients be affected?

A: At this time, all of Guaranty Bank’s customer accounts will remain the same and there will be no immediate changes in their data processing system. Guaranty Bank customers can continue to conduct their banking as usual and continue to use their current checks, deposit slips, debit and ATM cards, and any direct deposits, pre-authorized/recurring transactions and statements will continue without interruption.

Q: What do I do if I am contacted by a reporter or shareholder?

A: For Guaranty Bank, please direct all media inquiries to Carlye Wannenmacher at 417.885.0515, for SFC Bank, send inquires to Whitney Morrow at 417.893.3555 and for QCR Holdings, the contacts are Kim Garrett 319.743.7006 and Todd Gipple at 309.743.7745.

Q: Will our bank continue to support our local communities?

A: Absolutely! Both organizations are dedicated to the communities we serve and will continue to do so.

Q: What should I do if a customer or friend asks more detailed questions than I am able to answer?

A: Let the customer or friend know that while you are unable to answer their questions you would be happy to contact someone to assist. If available, contact Carlye Wannenmacher for assistance. Otherwise, offer to take their contact information and let them know they will be contacted very soon.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings (the “Company” or "QCRH") and Guaranty Federal Bancshares, Inc. (“Guaranty”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings' and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” "expect,” "anticipate," ''plan,” "intend,” "estimate,” "may,” "will,” "would," "could," "should,” or other similar expressions. Additionally, all statements in this presentation, including forward-looking statements, speak only as of the date they are made. and neither QCR Holdings nor Guaranty undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Guaranty to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Guaranty will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Guaranty, QCR Holdings and their respective bank subsidiaries will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval or litigation related to the proposed transaction; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economies; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings’ and Guaranty’s general businesses; (x) changes in interest rates and prepayment rates of QCR Holdings’ and Guaranty’s assets (including the impact of LIBOR phase-out); (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Guaranty; (xvii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or threats thereof and other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse events; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings, Guaranty and their businesses, including additional factors that could materially affect QCR Holdings' and Guaranty’s financial results, are included in QCR Holdings' and Guaranty filings with the Securities and Exchange Commission (the "SEC").

Additional Information

QCR Holdings will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about QCR Holdings, Guaranty and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by QCR Holdings and Guaranty can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings or by accessing Guaranty’s website at investors.gbankmo.com under the tab "Investor Menu" and then under "SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Guaranty, upon written request to Guaranty Federal Bancshares, Inc., Attention: Ms. Vicki Lindsay, Corporate Secretary, 2144 S. Republic Road, Suite F200, Springfield, Missouri 65804.

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found, respectively, in the definitive proxy statement of QCR Holdings relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 8, 2021 and the definitive proxy statement of Guaranty relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 12, 2021. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.